Late Notice for Executone Form 10-Q (2nd Qtr)


             U.S. Securities and Exchange Commission

                     Washington, D.C. 20549

                              FORM 12b-25

                                          SEC File Number: 0-11551
                                          CUSIP Number:    301607

                      NOTIFICATION OF LATE FILING

                             (Check One):
[ ] Form 10K  [ ] Form 20-F  [ ] Form 11-K [X]  Form 10-Q [ ] Form N-SAR

For Period Ended:             June 30, 1996

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

                 PART I - REGISTRANT INFORMATION

Full Name of Registrant:      EXECUTONE Information Systems, Inc.

Former Name if Applicable:

Address of Principal
    Executive Office:              478 Wheelers Farms Road, Milford, CT 06460

                PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[   ]     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]     (c)  The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.




                      PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     On May 31, 1996, the Registrant sold its direct sales and service organization, including its network services division, to Clarity Telecom Holdings, Inc. The Registrant also sold its videoconferencing division
and inmate calling business during the quarter.   A report on Form 8-K dated
May 31, 1996 was filed describing these transactions in detail. Due to the magnitude of these transactions, taken as a whole, the determination of the net asset values, purchase price and the resulting gain has required the Company to assemble extensive financial information and to prepare relevant disclosure. Therefore, the Company was unable in a timely manner, without unreasonable effort or expense, to assemble all the information required for accurate preparation and review of its June 30, 1996 Form 10-Q.


                   PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          Anthony R. Guarascio                (203)882-6260
               (Name)                       (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?  If answer is no,
identify reports(s).          [X]  Yes  [  ]  No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?                      [  ]  Yes  [X]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.















                   EXECUTONE Information Systems, Inc.
              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:     August 13, 1996           By:  /s/ Anthony R. Guarascio
                                  Name:  Anthony R. Guarascio
                                 Title:  Vice President, Finance and
                                         Chief Financial Officer